


SEC MAIL PROCESSING
RECEIVED
NOV 25 2005
WASH, D.C. 199 SECTION

SEC 05044857 MISSION

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SEC FILE NUMBER
8- 5653

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/04 (MM/DD/YY) AND ENDING 09/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Coughlin and Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 E. 19th Avenue, Suite 700
(No. and Street)

Denver	CO	80203
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hein & Associates LLP
(Name – *if individual, state last, first, middle name*)

717 17th Street, Suite 1600	Denver,	CO	80202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 03 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Harold Jones, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Coughlin and Company, Inc., as of September 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



RUTH ROMERO
NOTARY
PUBLIC
STATE OF COLORADO

My Commission Expires June 7, 2009

Signature

Vice President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDEX TO FINANCIAL STATEMENTS


HEIN & ASSOCIATES LLP
Certified Public Accountants and Advisors

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Coughlin and Company, Inc.
Denver, Colorado

We have audited the accompanying statement of financial condition of Coughlin and Company, Inc. (the "Company") as of September 30, 2005. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Coughlin and Company, Inc., as of September 30, 2005, in conformity with accounting principles generally accepted in the United States of America.

Hein & Associates, LLP

HEIN & ASSOCIATES LLP

Denver, Colorado
October 21, 2005

717 17th Street, 16th Floor
Denver, Colorado 80202
Phone: 303-298-9600
Fax: 303-298-8118

COUGHLIN AND COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2005

ASSETS

ASSETS:	
Cash	$ 910,850
Cash segregated under Rule 15c3-3	2,588
Deposits with clearing organizations (cash)	51,611
Note receivable	150,000
Marketable securities owned, at market value	456,973
Secured demand notes	550,000
Property and equipment, net	75,069
Cash surrender value of life insurance policies	573,512
Other assets	36,361
TOTAL ASSETS	$ 2,806,964

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 64,356
Deferred gain	69,048
Investment – short position	22,255
COMMITMENTS (Note 11)	
SUBORDINATED BORROWINGS	550,000
STOCKHOLDERS' EQUITY:	
Common stock, $1 par value; 100,000 shares authorized; 24,656 shares issued and outstanding	24,656
Retained earnings	2,076,649
Total stockholders' equity	2,101,305
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 2,806,964

See accompanying notes to this financial statement.

COUGHLIN AND COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**:

Organization and Nature of Operations – The financial statements present the accounts of Coughlin and Company, Inc. (the "Company"), a full-service brokerage house which comprises several classes of service, including investment transactions, agency transactions, and investment banking. The Company acts as an introducing broker and uses the services of an unaffiliated brokerage firm (clearing broker) to provide security clearance services and customer account maintenance. Pursuant to its agreement with the clearing broker, the Company is liable for amounts uncollected from customers introduced by the Company. The Company services a diverse group of institutional and individual investors throughout the United States.

Securities Transactions – Proprietary and customer security transactions are generally recorded on trade date. Marketable securities are valued at market, and securities not readily marketable are valued at fair value as estimated by management.

Property and Equipment – Property and equipment are stated at cost. Depreciation is provided by accelerated methods over estimated useful lives of three to five years.

Property and equipment consist of the following:

Furniture and equipment	$ 159,055
Autos	64,574
Less: Accumulated depreciation	(168,992)
Subtotal	54,637
Non-depreciable property	20,432
Total	$ 75,069

Investment Banking Fees – Investment banking revenues include gains, losses, and fees and expenses arising from securities offerings in which the Company acts as an underwriter or agent. Sales concessions and underwriting fees are recorded on settlement date.

Income Taxes – The Company accounts for income taxes under the liability method, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Use of Estimates – The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. The Company makes significant assumptions concerning its not-readily marketable securities. Due to changes in market conditions and uncertainties inherent in the estimation process, it is at least reasonably possible that the estimate of fair value of certain not-readily marketable securities could change in the near term. However, management does not believe such changes will materially affect the Company's financial position or results of operations.

2. NOTE RECEIVABLE:

In fiscal 2002, the Company sold its equity investment in a real estate development LLC to a third party in exchange for $50,000 cash and a $150,000 note. On July 11, 2005, the Company and the third party debtor agreed to restructure the terms of the note for the purpose of allowing the third party to reinvest cash flows from operations into the current real estate development project. The new note bears interest at 12% per annum and requires principal payments due on the following dates: $45,000 is due on September 15, 2006, with $50,000 due on September 15, 2007 and $50,000 due on September 15, 2008. The note is collateralized by the third party's equity interest in the real estate development LLC.

3. SECURITIES OWNED:

Marketable securities owned consist of trading and investment securities at estimated market values as follows:

Corporate stocks	$	134,355
State and municipal obligations		197,229
Corporate nonconvertible debt		100,000
Government obligations		25,389
	$	456,973

4. RELATED PARTY TRANSACTIONS:

Related party receivables generally include short-term cash advances by the Company to certain partnerships in which the principal stockholders of the Company are partners. During fiscal 2005, the Company collected $60,000 from these partnerships.

The Company leases office space from an entity owned by several officers and owners of the Company (see Note 11).

Fees totaling $168,000 were received from entities with related officers and stockholders for services provided in connection with the development, leasing, management and sale of properties.

During the fiscal 2005 year, the Company sold for $70,000 its interest in a partnership to stockholders of the Company. The investment in the partnership was valued at $70,000 on the Company's books on the date of the sale. Consequently, no gain or loss related to this transaction was recorded in fiscal 2005.

5. **SECURED DEMAND NOTES DUE FROM STOCKHOLDERS**:

Secured demand notes receivable at September 30, 2005 are comprised of three notes totaling $550,000. These notes accrue interest at 7% per annum, are collateralized by certain marketable securities of the borrowers and mature in October 2005.

6. **SUBORDINATED BORROWINGS DUE TO STOCKHOLDERS**:

Subordinated borrowings at September 30, 2005 are comprised of three secured demand notes totaling $550,000. These notes accrue interest at 7% per annum and mature in October 2005.

Subordinated borrowings are included in the computation of net capital under the SEC's uniform net capital rule. To the extent such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

In October 2005, one subordinated note for $300,000 was renewed and is due in October 2006.

7. **INCOME TAXES**:

The effect of temporary differences, which create deferred tax assets and liabilities, are as follows:

	Deferred Tax Asset (Liability)
Property and equipment, net	$ (2,100)
Deferred gain and other	10,800
Marketable securities owned	(10,500)
Net deferred tax liability	$ (1,800)

The deferred tax asset is included in "Other assets" and the deferred tax liabilities are included in "Accounts payable and accrued expenses" on the Balance Sheet.

In 2005, management reevaluated the Company's operations and determined a full valuation allowance offsetting the Company's deferred tax assets was no longer necessary.

8. **PROFIT-SHARING PLAN**:

The Company has a profit-sharing plan covering substantially all full-time and salaried employees. Participants may make voluntary contributions to the plan. Company contributions to the plan are made at

the discretion of the Board of Directors. Contributions totaling $148,000 were approved by the Board of Directors in fiscal 2005.

9. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK:

In the normal course of business, the Company's activities with customers involve the execution, settlement and indirect financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event customers are unable to fulfill their contracted obligations.

10. CONCENTRATION OF CREDIT RISKS:

The Company's transactions are collateralized and are executed with and on behalf of customers. The Company's exposure to credit risk associated with the customers' nonperformance in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customer's ability to satisfy their obligations to the Company.

11. COMMITMENTS:

The Company leases office space through December 31, 2006 from an entity-owned by officers/ directors/shareholders of the Company. The future minimum rental commitment under this lease is $58,500. Rent expense for the year ended September 30, 2005 was $46,800.

12. NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At September 30, 2005, the Company had net capital of $2,348,496, which was $2,098,496 in excess of required net capital.


HEIN & ASSOCIATES LLP
Certified Public Accountants and Advisors

October 21, 2005

Board of Directors
Coughlin and Company, Inc.
140 E. 19th Avenue, Suite 700
Denver, CO 80203

Dear Sirs.:

In planning and performing our audit of the financial statements of Coughlin and Company, Inc. (the Company), for the year ended September 30, 2005, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining the internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

717 17th Street, 16th Floor
Denver, Colorado 80202
Phone: 303-298-9600
Fax: 303-298-8118

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components do not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Hein & Associates, LLP

***HEIN** & ASSOCIATES LLP*